

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 27, 2022

William Restrepo
Chief Financial Officer
Nabors Industries, Ltd.
Crown House Second Floor
4 Par-la-Ville Road
Hamilton, HM08
Bermuda

> **Re: Nabors Industries, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 18, 2022**
> **Form 8-K filed February 8, 2022**
> **File No. 001-32657**

Dear Mr. Restrepo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation